Exhibit 4.14

Modification Agreement

This Modification Agreement is made and entered into on the 28 day of January 2008 between UB Precision Co., Ltd. (“Purchaser”) and Elbit Vision Systems Ltd. (“Seller”).

WITNESSETH

Whereas Purchaser and Seller are parties to the certain agreement entitled as STOCK AND LOAN PURCHASE AGREEMENT (“Prior Agreement”) and dated the 1st day of December 2006; and

Whereas Purchaser and Seller agree to modify the Prior Agreement to reflect the related circumstances which occurred after the Prior Agreement.

NOW THEREFORE, the parties agree as follows:

Article 1	Principal Amount for Loan

        The Principal Amount for Loan mentioned in Article 2 of the Prior Agreement shall be reduced from US$800,000 to a total amount of US$460,000. The reduced amount of US$340,000 shall be regarded as curtailed without leaving any other obligation from the original Principal Amount for Loan (US$800,000), other than as set forth herein, as of the execution date of this Modification Agreement.

Article 2	Payment of the reduced Principal Amount for Loan

        2-1 Purchaser shall make a payment for US$360,000 within two weeks from the execution date of this Modification Agreement by wire transfer to the Seller’s bank account in Bank __________, SWIFT: ___________ account: ___________ branch _____ in the name of Elbit Vision Systems Ltd. (the “Bank Account”).

        2-2 Purchaser shall pay the Seller the remaining amount of US$100,000 within one (1) year from the execution date of this Modification Agreement (the “Final Payment Date”) by wire transfer to the Bank Account, or to such other bank account as the Seller shall notify the Purchaser prior to the Final Payment Date. To guarantee the payment of US$100,000, Purchaser shall deliver to the Seller upon execution of this Modification Agreement, a bank guarantee in the amount of US$100,000 in a form acceptable to Seller.

        2-3 Seller waives its right in the bank guarantees from Hana Bank Seoul issued in accordance with Article 4.3 of the Prior Agreement.

i)	Transaction Reference Number ___________ in the amount of US$400,000.

ii)	Transaction Reference Number ___________ in the amount of US$400,000.

        2-4 Seller and Purchaser shall take the necessary actions with the related banks to cancel the bank guarantees mentioned in Paragraph 2-3 of this Article immediately following the payment set forth under Paragraph 2-1 of this Article.

Article 3	Purchase Price for Shares

        3-1 Seller waives its right to receive any further payment or rights to payments in regard to the Purchase Price for Shares mentioned Article 2 of the Prior Agreement with the exception of the right to receive an additional installment of US$475,000 in final consideration.

        3-2 The bank guarantee issued for the Purchase Price for Shares under the Prior Agreement will be maintained as effective only for the amount of US$475,000.

Article 4	Employee Retention Agreement

        The Employee Retention Agreement made and entered into between Seller and Purchase on the 1st day of December 2006 shall be terminated as of the execution date of this Modification Agreement without leaving any right or obligation to the other party in regard to the Agreement.

IN WITNESS WHEREOF, Seller and Purchaser have caused this Modification Agreement to be executed by their duly authorized representatives in original copies as of the date first above written

Purchaser: UB Precision Co., Ltd. By —————————————— Name: Title:

Seller: Elbit Vision Systems Ltd. By —————————————— Name: David Gal Yaron Menashe Title: CEO CFO